Exhibit 99.1

VNET Announces Changes to Board and Committees Composition

BEIJING, August 9, 2022 /PRNewswire/ -- VNET Group, Inc. (NASDAQ: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced that its board of directors (the “Board”) has appointed Mr. Changqing Ye as a new director of the Company and a member of the audit committee of the Board, effective August 9, 2022. The Board has reviewed the independence of Mr. Ye and determined that he satisfies the “independence” requirements under Rule 10A-3 of the United States Exchange Act of 1934 and Rule 5605 of the Nasdaq Stock Market Rules.

Mr. Changqing Ye has served as an independent director of Baozun Inc. (a company listed on Nasdaq) since May 2016 and Niu Technologies (a company listed on Nasdaq) since October 2018. Mr. Ye has also served as an independent non-executive director of Luzhou Bank Co., Ltd. (a company listed on the Hong Kong Stock Exchange) since December 2018, Ascentage Pharma Group International (a company listed on the Hong Kong Stock Exchange) since June 2019, Jinxin Fertility Group Limited (a company listed on the Hong Kong Stock Exchange) since June 2019 and Hygeia Healthcare Holdings Co., Limited (a company listed on the Hong Kong Stock Exchange) since September 2019. From February 2011 to December 2015, Mr. Ye served as an investment committee member, group chief financial officer and a managing director of CITICPE Group. Prior to that, Mr. Ye worked at PricewaterhouseCoopers Zhong Tian LLP from April 1993 to January 2011. Mr. Ye received a bachelor’s degree in journalism from Huazhong University of Science and Technology in China and a master’s degree in business administration from Warwick University in the United Kingdom. Mr. Ye is a certified public accountant in China.

In addition, the Company announced the following changes to the committees of the Board:

•	The Board appointed Mr. Sheng Chen as a member of the compensation committee of the Board and a member of the nominating and corporate governance committee of the Board.
•	The Board also approved that Mr. Kenneth Chung-Hou Tai will no longer serve as a member of the audit committee of the Board and Mr. Erhfei Liu will no longer serve as a member of the compensation committee of the Board. Both Mr. Kenneth Chung-Hou Tai and Mr. Erhfei Liu will continue serving as directors of the Company.
•	These changes to the committees of the Board became effective August 9, 2022. The following table sets forth the composition of the committees of the Board immediately following the appointment of the new director and the changes to the committee members.

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Chairperson	Sean Shao	Yoshihisa Ueno	Kenneth Chung-Hou Tai
Members	Yoshihisa Ueno Changqing Ye	Kenneth Chung-Hou Tai Sheng Chen Yao Li	Sheng Chen Yoshihisa Ueno

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China's internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 6,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s future business development and expansion plans; the expected growth of the data center and cloud services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding maintaining and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance and complement its solution and service offerings; international trade policies, protectionist policies and other policies that could place restrictions on economic and commercial activity; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com